

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Jeffrey Rutherford
Chief Financial Officer
Diebold Nixdorf, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, Ohio 44720-8077

> **Re: Diebold Nixdorf, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 26, 2020**
> **Form 10-Q for the Quarterly Period Ended June 30, 2020**
> **Filed July 31, 2020**
> **File No. 001-04879**

Dear Mr. Rutherford:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2020

Condensed Consolidated Financial Statements
Note 20: Segment and Revenue Information, page 31

1. Your disclosures appear to indicate that segment operating profit is the segment measure of profit or loss used to assess segment performance; however, we note that you also disclose segment gross profit. If the CODM uses more than one measure of a segment's profit or loss, the reported (single) measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28. Please tell us your consideration of disclosing only one measure of segment profit or loss.

2.	We note your disclosure of segment selling and administrative expense and segment research, development and engineering expense. Please explain your basis for including these disclosures here and in your MD&A beginning on page 55 and refer to the authoritative guidance that supports your disclosure. We refer you to ASC 280-10-50 and Section 104 of the Non-GAAP Compliance and Disclosure Interpretations.

	In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

				Sincerely,

				Division of Corporation Finance
				Office of Technology